SEC [illegible] ON

2000870 3

2

OMB APPROVAL

OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWS Distributors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago	IL	60606-5808
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Tanzil 212-4548603
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing

MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Tanzil, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DWS Distributors, Inc., as of December 31, 2019 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy Tanzil
Financial and Operations Principal

Notary Public

INGRID K. BAERWALD
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6197539
Qualified in Nassau County
Commission Expires Dec. 1, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
DWS Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWS Distributors, Inc. (the Company) as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York,
February 28, 2020

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	91,412,510
Administrative, service and distribution fees receivable		4,881,077
Commissions receivable		21,526
Receivable from affiliates		19,667,956
Property, plant and equipment		11,551
Other assets		434,764
Income tax receivable		982,572
Deferred tax asset, net		2,103,766
Total assets	$	119,515,722

Liabilities and Stockholder's Equity

Administrative, service and distribution fees payable	$	11,104,924
Payable to affiliates		4,557,305
Income tax payable		545,953
Compensation payable		14,484,211
Accounts payable and accrued expenses		3,929,682
Total liabilities		34,622,075
Stockholder's equity:		
Common stock:		
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares		1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares		10
Paid-in capital		11,634,065
Retained earnings		73,258,572
Total stockholder's equity		84,893,647
Total liabilities and stockholder's equity	$	119,515,722

See accompanying notes to financial statements.

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. ("DIMA or the Parent"). DIMA is a wholly owned subsidiary of DWS USA Corporation ("DWS USA"). DWS USA is a wholly owned subsidiary of DWS Group GmBH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG ("the Bank"). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class A voting shares and Class B non-voting shares.

(d) Share-Based Compensation

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) Topic 718, *Stock Compensation* and is recorded in the income statement of the Company.

Awards were granted by DWS Group to selected employees of the Company. Both awards (DWS Equity Plan and DWS Stock Appreciation Rights (SAR) Plan are considered as cash settled but equity linked plans. All employees who are offered the DWS Equity Plan are subject to performance conditions and forfeiture provisions which need to be met for each tranche to be eligible for settlement. In case such performance conditions are not met, the tranche will lapse. Employees who are offered the DWS SAR Plan awards are also subject to specific performance and forfeiture provisions, as applicable under the SAR Plan.

Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches

and is recorded in the income statement of the Company. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

The Bank has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. Stock of Deutsche Bank AG is awarded for this program. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

(e) Administrative, Service and Distribution Fees Income and Expense

The Company earns administrative service fees (some of which are under 12b-1 plans) and 12b-1 distribution fees from Class C and R mutual fund shares and various classes of money market fund shares. The Administrative Service Fee ("ASF") is for certain funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The agreements apply to the Class A, C and R shares of the funds. Under these agreements, the applicable classes pay the Company an ASF at an annual rate that varies among the classes. While the ASF payments for the Class A, C and R shares are covered by Rule 12b-1 plans, the ASF is paid for post-sale administrative services and not for distribution services. Revenue from administrative service and 12b-1 distribution fees are recognized when earned and expenses are recognized when incurred.

12b-1 distribution fees are fees paid by the mutual funds out of mutual funds assets to cover distribution expenses and shareholder service expenses. 12b-1 distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments.

(f) Commission Revenue

The Company earns commission revenue for the distribution of Class A mutual fund shares sold with a front-end load. Revenue is recognized on the date which shares or notes are sold.

(g) Commission Expense

Commission expense represents amounts paid to broker-dealers for the sale of Class A, B, C, and R mutual fund shares. Expenses are recognized when incurred.

(h) Income Taxes

The results of the Company are included in the consolidated U.S. Federal income tax return of DWS USA Corporation.

The Company's full year results are included in certain combined and unitary state tax returns of the Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

The Company participates in a tax sharing agreement with DWS USA Corporation. Pursuant to such tax sharing agreement, income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA Corporation on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA Corporation.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC Topic 740 is classified as interest expense.

(i) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(3) Revenue Recognition

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of the Company's primary sources of revenue.

a) 12b-1 Distribution Fees

12b-1 distribution fees are fees paid by the mutual fund out of mutual fund assets to cover distribution expenses and shareholder service expenses. 12b-1distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. The Company may receive distribution fees paid by the fund upfront, over time, and upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof, for serving as the distributor of mutual funds managed by the Parent. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The upfront commission fee is generally a fixed percentage of the share price. The fixed price is allocated to the performance obligation, which is satisfied at the time shares are sold to investors. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and in the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied during the period.

b) 12b-1 Administrative Services Fees (ASF)

The ASF fees are for certain mutual funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The Company provides administrative services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. The ASF fee is generally calculated as a fixed percentage of the mutual funds daily net asset value. The ASF fee is recognized as revenue when the constraint is resolved and it is probable that a subsequent change in the estimate of variable consideration will not result in a significant revenue reversal. This will generally occur on a daily basis when net asset values are known and determined.

c) Fees for Services Provided to Affiliates

The Company incurs operational costs (compensation and non-comp related) in providing administrative, marketing, sales, and distribution support to DIMA and other affiliates. DIMA and affiliates reimburse all of these operational costs to the Company. The Company also receives administrative fees for the sale of commingled trust and other collective investment vehicles. The administrative fee is equal to the amount of administrative expense for personnel and service expenses that are incurred with the sale of commingled trust, other collective investment vehicles, and real estate investment products.

d) Commissions

The Company receives a portion of the upfront commission that investors pay as underwriter commissions on sales of certain mutual fund share classes. Revenue is recognized on the trade date.